Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Filing Person: Kindred Healthcare, Inc.

Commission File No.: 001-14057

Subject Company: RehabCare Group, Inc.

Commission File No.: 001-14655

Dear Colleague,

It has now been several weeks since Kindred announced the planned merger of Peoplefirst Rehabilitation and RehabCare. This is an exciting opportunity for us all, and I look forward to collaborating with Pat Henry and Mary Pat Welc in leading the combined RehabCare division after the transaction closes.

I recognize that some on our Peoplefirst team have questions about the transition, so we have developed this regular communication, “Better Together,” to share updates and answer your questions as we move forward in joining the two companies into one after the closing. We are working hard to ensure that, once the transaction closes, the integration proceeds as smoothly as possible for every member of our Peoplefirst team.

First, I want to thank you for your ongoing dedication and commitment to your patients, their families, and our customers. It is because of your hard work and success that in only seven years, we have been able to grow and develop Peoplefirst into one of the premier rehab providers in the country.

Before I take the opportunity to address some of the great questions that have already been posed, I want to highlight some of the success we were able to achieve in the last year. You will soon be receiving a copy of the recently released 2010 Quality and Social Responsibility Report that illustrates our ongoing efforts to improve quality care and services for our patients and details improved outcomes.

Specifically, in 2010 the physical, occupational and speech therapy services provided by Peoplefirst led to a 76.4% improvement in functional outcomes. You treated individuals with greater rehabilitative needs, yet you were able to contribute to decreased lengths of stay, fewer rehospitalizations, and more patients going home sooner. I am proud of the success you have been able to deliver, and you should be too!

We remain committed to the principles of integrity and respect for the entire Peoplefirst team and the patients you care for daily. Thanks to each of you for your commitment and contribution to our success.

Now, I’d like to respond to some of the questions that have been asked:

Who is RehabCare?

Established in 1982, RehabCare Group is a national leader in rehabilitative care and services in the post-acute continuum. Presently, they own and operate 34 long-term acute care and rehabilitation hospitals and provide program management services in partnership with over 1,250 hospitals and skilled nursing facilities in 42 states and Puerto Rico with 19,000 employees and $1.3 billion in annual operating revenues. As a result of this transaction, the combined company will be the largest and most diverse provider of post-acute care and services nationwide featuring 118 LTAC hospitals, 226 nursing and rehabilitation centers, 121 inpatient rehabilitation facilities (primarily hospital-based units) and 1,808 rehab therapy service contracts and operations in 46 states.

Why are we retaining the RehabCare name?

There are several reasons why we decided that we would take the RehabCare name once we combine the two companies. RehabCare accurately describes exactly what we provide for our patients and customers. While Peoplefirst has become highly respected in the industry for quality outcomes and strong customer partnerships, it has less overall brand awareness because, frankly, we have only existed for seven years. RehabCare’s name has a strong presence in the marketplace and we respect the reputation it has earned during its nearly 30-year history. Combining our strengths and adopting this name allows us to keep the best of both companies.

continued

Will we still be committed to clinical education?

One of Peoplefirst’s core strengths is our investment in the education and professional development of our colleagues. We will continue to invest in training and ongoing education, and this integration will enable us to draw on the best practices from Peoplefirst and RehabCare.

How are we going to handle uniforms?

The integration team is currently evaluating how we will handle uniforms for the combined company and I will communicate more information as soon as it is available.

Will our benefits remain the same?

Your benefits will remain exactly as they are today for the remainder of 2011. You will have the opportunity to participate in Kindred’s Open Enrollment for 2012 later this fall.

Legal Reminder:

The attorneys asked me to remind everyone that until closing, Peoplefirst and RehabCare will continue to be competitors. From a legal and business perspective, it is critically important to maintain our business as completely independent from RehabCare’s until the closing is complete.

We want to respond to all of your questions, so no matter how small of a question, please share it with Mary Van de Kamp at MaryD.VanDeKamp@peoplefirstrehab.com. We will be working on a great many issues over the course of the next several months, with the goal of making this transition as smooth as possible. Thank you for your support and continued patience as we move through this process. We will provide timely updates and answer all questions in upcoming “Better Together” newsletters, so be sure to check it out.

Thanks for all you do!

Chris Bird
President, Peoplefirst Rehabilitation	continued

Additional Information About this Transaction

In connection with the proposed transaction with RehabCare Group, Inc. (“RehabCare”), Kindred Healthcare, Inc. (“Kindred”) will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Kindred and RehabCare that also constitutes a prospectus of Kindred. Kindred and RehabCare will mail the definitive proxy statement/prospectus to their respective stockholders. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by Kindred and RehabCare with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/ prospectus (when available) and the other documents filed by Kindred and RehabCare with the SEC may also be obtained for free by accessing Kindred’s website at www.kindredhealthcare.com and clicking on the “Investors” link and then clicking on the link for “SEC Filings” or by accessing RehabCare’s website at www.rehabcare.com and clicking on the “Investor Information” link and then clicking on the link for “SEC Filings”.

Participants in this Transaction

Kindred, RehabCare and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of stockholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Kindred’s executive officers and directors in Kindred’s definitive proxy statement filed with the SEC on April 1, 2010. You can find information about RehabCare’s executive officers and directors in its definitive proxy statement filed with the SEC on March 23, 2010. You can obtain free copies of these documents from Kindred or RehabCare, respectively, using the contact information above.

Forward-Looking Statements

Information set forth in this document contains forward-looking statements, which involve a number of risks and uncertainties. Kindred and RehabCare caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kindred and RehabCare, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (a) the receipt of all required licensure and regulatory approvals and the satisfaction of the closing conditions to the acquisition of RehabCare by Kindred, including approval of the pending transaction by the shareholders of the respective companies, and Kindred’s ability to complete the required financing as contemplated by the financing commitment; (b) Kindred’s ability to integrate the operations of the acquired hospitals and rehabilitation services operations and realize the anticipated revenues, economies of scale, cost synergies and productivity gains in connection with the RehabCare acquisition and any other acquisitions that may be undertaken during 2011, as and when planned, including the potential for unanticipated issues, expenses and liabilities associated with those acquisitions and the risk that RehabCare fails to meet its expected financial and operating targets; (c) the potential for diversion of management time and resources in seeking to complete the RehabCare acquisition and integrate its operations; (d) the potential failure to retain key employees of RehabCare; (e) the impact of Kindred’s significantly increased levels of indebtedness as a result of the RehabCare acquisition on Kindred’s funding costs, operating flexibility and ability to fund ongoing operations with additional borrowings, particularly in light of ongoing volatility in the credit and capital markets; (f) the potential for dilution to Kindred stockholders as a result of the RehabCare acquisition; and (g) the ability of the Company to operate pursuant to the terms of its debt obligations, including Kindred’s obligations under financings undertaken to complete the RehabCare acquisition, and the ability of Kindred to operate pursuant to its master lease agreements with Ventas, Inc. (NYSE:VTR). Additional factors that may affect future results are contained in Kindred’s and RehabCare’s filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Many of these factors are beyond the control of Kindred or RehabCare. Kindred and RehabCare disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.